

January 6, 2014

<u>Via E-mail</u>
Axel Merk
President and Chief Investment Officer
Merk Gold Trust
c/o Merk Investments LLC
960 San Antonio Road, Suite 201
Palo Alto, California 94303

> **Re: Merk Gold Trust**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 10, 2013**
> **File No. 333-180868**

Dear Mr. Merk:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide audited financial statements in compliance with Regulation S-X in an amendment prior to requesting effectiveness.

2. We note your response to comment 1 of our letter dated May 7, 2013. We reissue our comment in part. Please provide the disclosure required by Item 401 of Regulation S-K for those employees of the sponsor that perform policy making functions for the Trust such as whether to request an audit of the Custodian or to remove a trustee and to appoint a successor trustee. We note your disclosure in the fact sheet that places significant emphasis on the experience of the President of the sponsor. Please refer to Rule 405 of the Securities Act.

The Gold Industry, page 25

3.   Please update this section, including the chart on page 30, to discuss consistently developments in the gold market that occurred in 2013. Also revise accordingly the chart in the facts sheet that discloses the historical gold prices.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Kurt J. Decko, Esq.